DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 28, 2006

Robert B. Robbins
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, DC 20037-1128

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2006

Re: Crescent Real Estate Equities Company
Incoming letter dated January 5, 2006

Dear Mr. Robbins:

This is in response to your letter dated January 5, 2006 concerning the shareholder proposal submitted to Crescent Real Estate by the Massachusetts State Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Mark Erlich
Fund Chairman
Massachusetts State Carpenters Pension Fund
350 Fordham Road
Wilmington, MA 01887

918958

Pillsbury
Winthrop
Shaw
Pittman LLP

2300 N Street NW
Washington, DC 20037-1128

Tel 202.663.8000
Fax 202.663.8007
www.pillsburylaw.com

January 5, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Documents Relating to Shareholder Proposal of Massachusetts State Carpenters Pension Fund

Ladies and Gentlemen:

Our client, Crescent Real Estate Equities Company, a Texas real estate investment trust (the "Company"), has received from the Massachusetts State Carpenters Pension Fund (the "Proponent") a shareholder proposal and supporting statement in the form attached to this letter as Exhibit A (the "Proposal") for inclusion in the Company's proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (the "Proxy Materials"). The Company believes that it properly may omit the Proposal from the Proxy Materials for the reason discussed in this request letter.

On behalf of the Company, we respectfully request confirmation that the staff members of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from its Proxy Materials, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as discussed below.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have enclosed, on behalf of the Company, six (6) copies of this request letter and its attachment. As also required by Rule 14a-8(j), we are sending today a copy of this letter and its attachment to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials.

The Proposal

The Proposal urges the Board of Trust Managers of the Company to establish a "pay-for-superior-performance" standard with respect to the Company's executive compensation plan for senior executives by incorporating certain elements into such plan.

Basis for Exclusion of Proposal from Proxy Materials

The Company believes that it properly may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(e) and Rule 14a-8(f) because the Proponent has failed to meet the procedural requirements necessary to submit the Proposal.

Rule 14a-8(e) under the Exchange Act requires, among other things, that the Proponent submit the Proposal by the specified deadline. The Rule explains that this deadline is specified either (a) in the Company's previous year's proxy statement, or (b) if the Company "has changed the date of its meeting for this year more than 30 days from last year's meeting," typically in one of the Company's quarterly reports on Form 10-Q.

In the Company's proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (the "2005 Meeting"), the Company identified January 17, 2006 as the deadline for submission of shareholder proposals.

Subsequently, the Company advanced the date of the 2006 Annual Meeting of Shareholders by more than 30 days from the anniversary of the date of the 2005 Meeting. Accordingly, the Company changed the shareholder proposal deadline to December 15, 2005, as required by Rule 14a-8(e). The Company disclosed the new deadline for submission of shareholder proposals in the Company's Form 10-Q for the quarter ended September 30, 2005.

The letter with which the Proponent transmitted the Proposal to the Company is dated December 22, 2005, and the Company received the Proposal on or after such date. Because the Proponent did not submit the Proposal by the required deadline of December 15, 2005, the Proponent failed to meet the requirements of Rule 14a-8(e).

Pursuant to Rule 14a-8(f), the Company may exclude the Proposal if the Proponent fails to follow one of the eligibility or procedural requirements contained in certain provisions of Rule 14a-8. The Rule generally requires that the Company provide the Proponent with notice of its noncompliance with such eligibility or procedural requirements, and permit the Proponent a certain amount of time to correct such noncompliance. However, the Rule goes on to state that the Company "need not provide [the Proponent] with such notice of a deficiency if the deficiency cannot be remedied, such as if [the Proponent] fail[s] to submit a proposal by the company's properly determined deadline."

Because the Proponent failed to submit the Proposal on or before the deadline disclosed in the Company's Form 10-Q for the quarter ended September 30, 2005, we believe that the Company properly may exclude the Proposal from its Proxy Materials.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly omitted from the Proxy Materials and confirm that it will not recommend any enforcement action if the Proposal is omitted from the Proxy Materials.

The Company presently expects to file its definitive Proxy Materials with the Commission on or about March 27, 2006. Accordingly, this request letter is being submitted with the Commission not less than 80 calendar days before the Company expects to file its definitive Proxy Materials with the Commission.

If you have any questions with respect to the foregoing or if you need any additional information, please do not hesitate to telephone me at 202.663.8136. If for any reason the Staff does not agree with the conclusions expressed herein, we would appreciate the opportunity to confer with the Staff before issuance of its response.

Thank you for your prompt attention to this matter.

Sincerely,

Robert B. Robbins

Enclosure

cc: Mark Erlich, Chairman of the Massachusetts State Carpenters Pension Fund

Exhibit A

NEW ENGLAND REGIONAL COUNCIL OF CARPENTERS

United Brotherhood of Carpenters and Joiners of America

803 SUMMER STREET
SOUTH BOSTON, MA 02127-1616

TELEPHONE (617) 268-3400

DIRECT FAX NO. 617-268-1894

FAX TO: David Dean

FROM: Mark Erlich or Celia McDonough
@ tel. # 617-268-3400, x2115

DATE: Dec. 22, 2005

FAX NO. 1-817-321-2002

NO. OF PAGES INCLUDING COVER: 4

__ Urgent __ For Review __ Comment __ Reply

ADDITIONAL REMARKS:

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Mark Erlich
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 817-321-2002]

December 22, 2005

David M. Dean
Managing Director, Law and Secretary
Crescent Real Estate Equities Company
777 Main Street, Suite 2100
Fort Worth, Texas 76102

Dear Mr. Dean:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Crescent Real Estate Equities Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of executive compensation for superior corporate performance. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,600 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Mark Erlich

Mark Erlich
Fund Chairman

cc. Edward J. Durkin
Enclosure

Pay-for-Superior-Performance Proposal

Resolved: That the shareholders of Crescent Real Estate Equities Company ("Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive component of the Company's Plan should utilize financial performance criteria that can be benchmarked against peer group performance, and provide that no annual bonus be awarded based on financial performance criteria unless the Company exceeds the median or mean performance of a disclosed group of peer companies on the selected financial criteria;

2. The long-term equity compensation component of the Company's Plan should utilize financial and/or stock price performance criteria that can be benchmarked against peer group performance, and any options, restricted shares, or other equity compensation used should be structured so that compensation is received only when Company performance exceeds the median or mean performance of the peer group companies on the selected financial and stock price performance criteria; and

3. Plan disclosure should allow shareholders to monitor the correlation between pay and performance established in the Plan.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. The median increase in CEO total compensation between 2003 and 2004 was 30.15% for S&P 500 companies, twice the previous year increase of 15.04% according to The Corporate Library's CEO Pay Survey.

The pay-for-performance concept has received considerable attention, yet most executive compensation plans are designed to award significant amounts of compensation for average or below average peer group performance. Two common and related executive compensation practices have combined to produce pay-for-average-performance and escalating executive compensation.

First, senior executive total compensation levels are targeted at peer group median levels. Second, the performance criteria and benchmarks in the incentive compensation portions of the plans, which typically deliver the vast majority of total compensation, are calibrated to deliver a significant portion of the targeted amount. The formula combines generous total compensation targets with less than demanding performance criteria and benchmarks.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose meaningful performance criteria on which to base annual and long-term incentive senior executive compensation and then set and disclose performance benchmarks to provide for awards or payouts only when the Company exceeds peer group performance. We believe a plan to reward only superior corporate performance will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Crescent Real Estate Equities Company
Incoming letter dated January 5, 2006

The proposal relates to compensation.

We are unable to concur in your view that Crescent Real Estate may exclude the proposal under rule 14a-8(e). Accordingly, we do not believe that Crescent Real Estate may omit the proposal from its proxy materials in reliance on rule 14a-8(e).

Sincerely,

Mark F. Vilardo
Special Counsel